Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)	Six months ended June 30,	Years ended December 31,
Fixed charges:	2013	2012	2011	2010	2009	2008
Interest expense including amortization of discounts and issuance costs	$32,405	$50,196	$147,332	$157,667	$47,351	$44,391
Interest capitalized	561	934	980	676	1,090	4,228
Rent expense (interest factor)	371	941	3,446	6,165	8,171	8,663
Total fixed charges	$33,337	$52,071	$151,758	$164,508	$56,612	$57,282
Earnings:
Income from continuing operations before income taxes	$233,324	$412,695	$193,587	$95,354	$124,552	$23,484
Fixed charges	33,337	52,071	151,758	164,508	56,612	57,282
Amortization of capitalized interest	442	917	1,060	1,778	1,559	1,033
Interest capitalized	(561)	(934)	(980)	(676)	(1,090)	(4,228)
Total Earnings	$266,542	$464,749	$345,425	$260,964	$181,633	$77,571

Ratio of Earnings to Fixed Charges	8.0	8.9	2.3	1.6	3.2	1.4